UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

Shares issued: 63,660,287
Fully diluted: 79,552,645

Toronto, Ontario
November 16, 2005

PRESS RELEASE

UNITED REEF UPDATES CENTRAL AFRICAN REPUBLIC OIL & GAS PROJECT

United Reef Limited (URP-TSX-V, URPL-CNQ) ("United Reef") said today that it has been advised by RSM Production Corporation ("RSM"), United Reef's partner, that RSM has filed an application with the International Centre for Settlement of Investment Disputes ("ICSID") requesting binding arbitration of RSM's investment dispute with the Central African Republic ("CAR"). The dispute concerns the Petroleum Exploration and Exploitation Contract (the "RSM Contract") executed on December 17, 1999, which became effective November 24, 2000 by Presidential Decree, between RSM and CAR and the failure by CAR to acknowledge suspension of the RSM Contract due to force majeure.

United Reef acquired a farm-in right to the RSM Contract and the associated exploration permit, covering approximately 55,000 km^2 in north-central CAR (the "RSM Permit"), through an agreement with RSM completed in September 2004 (see press release dated September 15, 2004). United Reef has the right to earn a 25% interest in the RSM Contract and the RSM Permit by funding 50% of the cost to acquire 2,000 kms of new seismic data and by funding 50% of the cost to drill the first eight exploration wells on the RSM Permit.

ICSID was established in 1966 at the recommendation of the World Bank, pursuant to the Convention on the Settlement of Investment Disputes between States and Nationals of Other States. ICSID is an autonomous international organization with close links to the World Bank. ICSID provides facilities for the conciliation and arbitration of disputes between member countries and investors who qualify as nationals of other member countries. Further information about ICSID can be found on their website at www.worldbank.org/icsid.

In March 2003 a coup d'état took place in CAR and shortly thereafter, a transitional government was formed to manage the country on an interim basis with a declared mandate to hold new elections by early 2005. Elections took place during the first half of this year and a new government was formed on June 19, 2005. In April 2003, RSM declared force majeure under the provisions of the RSM Contract. In a letter dated November 12, 2003 to RSM, the Minister of Energy, Mines and Hydraulics for CAR (the "Minister") acknowledged the force majeure situation and requested a meeting in CAR with representatives of RSM.

Since that time RSM has made substantial efforts to amicably resolve and to discuss the situation of force majeure through written communications and meetings with the Minister and his staff, as is required by the RSM Contract. In an attempt to expedite discussion of the force majeure issue,

RSM broadened its contact with the new CAR government following its formation in June. Representatives of RSM and United Reef travelled to CAR during August and meetings were held with the Prime Minister and the Minister to discuss the RSM Contract. Additional meetings were held during September between representatives of RSM and United Reef and senior CAR government members, including the President and Prime Minister in North America and France in an effort to advance a resolution of the situation of force majeure. In early September, RSM made a further formal written request to the Minister, which has received no response.

RSM's application to ICSID seeks the following awards:

- a declaration that force majeure is and has been in full force and effect; and
- direct the CAR to cooperate fully with RSM, to acknowledge the situation of force majeure and to take the necessary steps to eliminate it in order to allow RSM to proceed with exploration and exploitation of the RSM Permit area; and
- direct the CAR to confirm the validity of the RSM Contract as extended for the duration of the force majeure event(s) or to the beginning of the RSM Contract as suggested by the Minister's letter of November 12, 2003; and
- monetary damages for the delay in preventing RSM from conducting its exploration and development program on the RSM Permit; and
- such other, further and/or ancillary relief as the tribunal believes appropriate.

Management of United Reef continues to closely monitor events in the CAR. We remain optimistic that a negotiated settlement of the issues between RSM and CAR can be achieved which would allow the project to move forward.

For further information about United Reef please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

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